Filed Pursuant to Rule 424(b)(3)
Registration No. 333-169533

COLE CREDIT PROPERTY TRUST IV, INC.
SUPPLEMENT NO. 14 DATED APRIL 22, 2013
TO THE PROSPECTUS DATED OCTOBER 24, 2012
This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust IV, Inc. dated October 24, 2012, Supplement No. 5 dated January 10, 2013, which superseded and replaced all previous supplements to the prospectus, Supplement No. 6 dated January 25, 2013, Supplement No. 7 dated February 20, 2013, Supplement No. 8 dated March 1, 2013, Supplement No. 9 dated March 13, 2013, Supplement No. 10 March 19, 2013, Supplement No. 11 dated April 2, 2013, Supplement No. 12 dated April 5, 2013 and Supplement No. 13 dated April 10, 2013. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Credit Property Trust IV, Inc. and
(2)	a recent real property investment and placement of debt on the real property investment.
Status of Our Public Offering
The registration statement for our initial public offering of 300,000,000 shares of common stock was declared effective by the Securities and Exchange Commission on January 26, 2012. Of these shares, we are offering up to 250,000,000 shares in a primary offering and up to 50,000,000 shares pursuant to our distribution reinvestment plan. As of April 15, 2013, we had accepted investors’ subscriptions for, and issued, approximately 48.5 million shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $483.2 million.
We will offer shares of our common stock pursuant to the offering until January 26, 2014, unless all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering in the offering have not been sold by January 26, 2014, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.

Recent Real Property Investment
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary – Description of Real Estate Investments” on page 10 of the prospectus and “Investment Objectives and Policies – Real Property Investments” beginning on page 107 of the prospectus.
Description of Real Estate Investment
As previously described in Supplements No. 6, No. 7 and No. 10 to the prospectus, we, through a wholly-owned subsidiary of our operating partnership, CCPT IV OP, agreed to purchase an approximately 510,000 square foot multi-tenant retail building (the San Jose Property) located in San Jose, California, from WPV San Jose, LLC, a Delaware limited liability company (the Seller), which is not affiliated with us, our advisor or affiliates. The San Jose Property was constructed in 2008 and is approximately 95% leased.
We acquired the San Jose Property from the Seller on April 15, 2013 for a gross purchase price of $203.1 million, exclusive of closing costs. The principal provisions of the lease terms for the major tenants at the San Jose Property are set forth in the following table:

						Effective
		Total	% of Total		Effective	Base Rent
		Square	Rentable	Renewal	Annual	per
		Feet	Square	Options	Base	Square
Property Description	Major Tenants (1)	Leased	Feet	(2)	Rent (3)	Foot (3)	Lease Term (4)
The Plant - San Jose, CA	Home Depot,	141,021	28%	1/10 yr.	$3,384,504	$24.00	4/15/2013	–	1/31/2014
	U.S.A., Inc.			& 2/5 yr.	3,807,567	27.00	2/1/2014	–	1/31/2019
					4,284,218	30.38	2/1/2019	–	1/31/2024
					4,820,098	34.18	2/1/2024	–	1/31/2029
					5,422,257	38.45	2/1/2029	–	1/31/2034
	Toys “R” Us -	64,850	13%	3/5 yr.	1,569,370	24.20	4/15/2013	–	1/31/2018
	Delaware, Inc.				1,726,307	26.62	2/1/2018	–	1/31/2023

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the San Jose Property.
(2)	Represents number of renewal options and the term of each option.
(3)	Effective annual base rent and effective base rent per square foot includes adjustments for rent concessions or
	abatements, if any.
(4)	Represents lease term beginning with the purchase date through the end of the non-cancellable lease
	term, assuming no renewals are exercised.
The purchase of the San Jose Property was funded through the use of proceeds from our initial public offering and borrowings. In connection with the acquisition, we will pay an affiliate of CR IV Advisors, our advisor, an acquisition fee of approximately $4.1 million. The San Jose Property’s initial and average yield, adjusted for any rent concessions or abatements, if any, and exclusive of acquisition costs and acquisition fees paid to our advisor or its affiliates are 7.09% and 8.12%, respectively. In general, our properties are subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable and may reduce the yield. We expect the majority of our properties to be subject to triple net leases. Accordingly, our management believes that current annualized rental income is a more appropriate figure from which to calculate the initial and average yield than net operating income.
For federal income tax purposes, the preliminary aggregate depreciable basis in the San Jose Property is estimated to be approximately $166.5 million. When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period, land improvements over a 20-year recovery period and furnishings and equipment over a 12-year recovery period using a straight-line method and a mid-month convention. We currently have no plans for any renovations, improvements or development of the San Jose Property and we believe the San Jose Property is adequately insured.
Placement of Debt on the Real Property Investment
CCPT IV OP, through one of its wholly-owned subsidiaries, entered into a mortgage loan agreement on April 15, 2013 with Wells Fargo Bank, National Association (Wells Fargo Bank), as lender, in the principal amount of $123.0 million (the WF Loan) with an anticipated repayment date of May 1, 2023 (the Anticipated Repayment Date) and a maturity date of May 1, 2033 (the Maturity Date). The WF Loan is secured by the San Jose Property. CCPT IV OP will make monthly interest only payments to Wells Fargo Bank with interest accruing at a fixed rate of 3.815% per annum through the Anticipated Repayment Date. Subsequent to the Anticipated Repayment Date, CCPT IV OP will make principal and interest payments to Wells Fargo Bank, with the interest rate being a per annum amount equal to the greater of: (i) 8.815% or (ii) the sum of (a) the greater of (1) the ten year swap yield per a recognized source of financial market information selected by Wells Fargo Bank as of the Anticipated Repayment Date or (2) the then-applicable treasury rate, and (b) 5%, due monthly through the Maturity Date.
The WF Loan may not be prepaid in whole or in part prior to June 1, 2017. Subsequent to June 1, 2017, but prior to May 1, 2023, the WF Loan may be prepaid in whole but not in part, upon payment of applicable prepayment consideration. There is no prepayment consideration due if CCPT IV OP prepays the WF Loan subsequent to May 1, 2023. The WF Loan is non-recourse to us, but we are liable for customary non-recourse carve-outs.
Upon the occurrence of an event of default, interest on the WF Loan would accrue at an annual default interest rate equal to the lesser of the then-current interest rate plus 5.00%, or the maximum rate permitted by the state law governing the WF Loan and any outstanding principal and interest would be payable on demand.

CCPT4-SUP-14A

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